SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------



                                 SCHEDULE 14D-9



          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                               Thermo Sentron Inc.
                            -----------------------
                            (Name of Subject Company)

                               Thermo Sentron Inc.
                           -------------------------
                      (Name of Person(s) Filing Statement)


                          Common Stock, $.01 par value
                            ------------------------
                         (Title of Class of Securities)


                                   883593 10 5
                             ---------------------
                      (CUSIP Number of Class of Securities)

                             Seth H. Hoogasian, Esq.
                         c/o Thermo Electron Corporation
                                 81 Wyman Street
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000
                               ------------------

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Investor Contact: 781-622-1111
Media Contact: 781-622-1252


                          Thermo Sentron Announces Cash
                           Tender Offer by Thermedics


MINNEAPOLIS, Minn., January 31, 2000 - Thermo Sentron Inc. (ASE-TSR), a Thermo Electron company (NYSE-TMO), announced today that its parent company, Thermedics Inc. (ASE-TMD), will make a cash tender offer for any and all of the outstanding shares of Thermo Sentron common stock at $15.50 per share. This action is part of a major reorganization plan under which Thermo Electron will spin in, spin off, and sell various businesses to focus solely on its core measurement and detection instruments business.

         Thermedics currently owns approximately 74.2 percent of the outstanding shares of Thermo Sentron common stock. Thermedics will condition the tender offer on receiving acceptances from holders of enough shares so that, when combined with its current share ownership, Thermedics' ownership reaches at least 90 percent. If Thermedics achieves this 90-percent-ownership threshold, it will acquire all remaining outstanding shares of Thermo Sentron common stock through a "short-form" merger in Delaware. Shareholders who do not tender shares to Thermedics during the tender offer would also receive $15.50 per share in cash for their stock in the short-form merger.

         Thermo Electron, which owns approximately 12.4 percent of the outstanding shares of Thermo Sentron common stock, will tender its shares to Thermedics in the tender offer.

         The tender offer and proposed subsequent short-form merger require Securities and Exchange Commission clearance of necessary filings; a short-form merger would not require Thermo Sentron board or shareholder approval.

         The Thermedics board of directors has approved pursuing this proposed tender offer and short-form merger in lieu of continuing negotiations over a merger price with the Thermo Sentron special committee of its board of directors.

         Thermedics plans to conduct the tender offer during the second quarter of 2000. If Thermedics successfully obtains ownership of at least 90 percent of the outstanding Thermo Sentron shares, it expects to complete the spin-in by the end of the second quarter of 2000.

         Thermo Sentron Inc. develops, manufactures, and markets high-speed precision-weighing and inspection equipment for packaging lines in the food, pharmaceutical, mail order, and other industries, as well as for industries using bulk materials. The company's products for the packaged-goods market include checkweighers and metal detectors. More information is available on the Internet at http://www.thermo.com/subsid/tsr1.html.

OTHER IMPORTANT INFORMATION:
THE TENDER OFFER THAT IS DESCRIBED IN THIS ANNOUNCEMENT HAS NOT YET COMMENCED. ONCE THE TENDER OFFER COMMENCES, WE WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU SHOULD READ THIS DOCUMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT

                                     -more-

INFORMATION ABOUT THE TENDER OFFER. YOU CAN OBTAIN THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE WHEN THEY ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT http://www.sec.gov. ALSO, IF YOU WRITE US OR CALL US, WE WILL SEND YOU THE SOLICITATION/RECOMMENDATION STATEMENT FOR FREE WHEN IT IS AVAILABLE.

YOU CAN CALL US AT (781) 622-1111 OR WRITE TO US AT:

         INVESTOR RELATIONS DEPARTMENT
         THERMO SENTRON INC.
         81 WYMAN STREET, P.O. BOX 9046
         WALTHAM, MA 02454-9046

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include those set forth under the heading "Forward-looking Statements" in Exhibit 13 to the company's annual report on Form 10-K for the year ended January 2, 1999. These include risks and uncertainties relating to: government regulation and approvals, the impact of technological change and competitive products and pricing, technology and product development, fluctuation in quarterly performance, international operations, the company's acquisition strategy, and the potential impact of the year 2000 on processing date-sensitive information.



                                      # # #